

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 2, 2006

Ms. Janet F. Clark
Senior Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723

> **Re:**   **Marathon Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 001-05153**

Dear Ms. Clark:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 1, Summary of Principal Accounting Policies, page F-8

Asset retirement obligations, page F-12

1.   We understand you have not recorded certain asset retirement obligations
        associated with oil and gas producing facilities for which no legal obligation
        associated with retirement of such facilities exists. To further our understanding,
        please describe the nature and location of such facilities for which no asset
        retirement obligation has been recorded as of December 31, 2005. In your
        response, tell us to what extent you have incurred costs to retire similar
        production facilities in the same surrounding locations, in which no legal
        obligation existed during your ownership. If your historical practice implies an
        intent to incur retirement costs related to these production facilities, for which you
        have not recorded an asset retirement obligation, tell us what consideration you
        gave to the recognition of a liability as defined in SFAS 5.

2.   Your disclosure states your financial statements continue to exclude recognition
        of certain asset retirement obligations for which the settlement date is
        indeterminable. Please identify the nature of the assets and obligations that
        remain unrecorded and support your conclusions under the concepts described in
        paragraph 5 of FIN 47.

Engineering Comments

Estimated Net Recoverable Quantities of Oil and Natural Gas, page 33

3.   Explain the term "audit" as you utilize it in the third paragraph with respect to
        both your Corporate Reserves Group and third-party consultants.

Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-43

Proved developed and undeveloped reserves:, page F-46

4.   We note that you have attributed 165 million barrels of proved oil reserves to
        your re-entry to Libya.

    a) Please describe to us the procedures you employed to arrive at this proved
        reserve figure.

b) Address whether any of these reserves are scheduled for recovery after expiration of your license.

c) Include an historical monthly production schedule and rate vs. time plot for at least the prior five years for your Libyan properties. Explain any significant differences between the most recent historical production figures and your projected rate of 40-45 thousand barrels of oil per day (page 3).

d) Tell us the proved developed reserve figures here as well as the proved and proved developed reserve figures estimated by your third party reserve auditor (page 34). Identify to us this reserve auditor.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director